Nasdaq Regulation



Arnold Golub
Vice President
Office of General Counsel

September 25, 2025

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on September 23, 2025 The Nasdaq Stock Market (the "Exchange") received from Rayliant Funds Trust (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following security:

Shares of beneficial interest, no par value per share

Rayliant-ChinaAMC Transformative China Tech ETF

We further certify that the security described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness under the Form 8-A 12(b), and we hereby join in such request.

Sincerely,